SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins 2013 Speech Technology Excellence Award and TMC Labs Innovation Award Presented by TMC’s CUSTOMER Magazine, Dated September 9, 2013

99.2	Press Release: Leading Financial Institution Uses NICE Contact Center Fraud Prevention Solution to Protect Customers and Reduce Fraud Losses, Dated September 11, 2013

99.3	Press Release: NICE to Showcase Latest NICE Situator and NiceVision Enhancements at ASIS 2013, Dated September 23, 2013

99.4	Press Release: NICE and UNICOM Government Help Miami International Airport Boost Safety and Security,Dated September 24, 2013

99.5	Press Release: NICE Wins Multi-Channel Customer Service Excellence Awards at Brazilian Industry Event CONAREC 2013, Dated September 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: October 9, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins 2013 Speech Technology Excellence Award and TMC Labs Innovation Award Presented by TMC’s CUSTOMER Magazine, Dated September 9, 2013

99.2	Press Release: Leading Financial Institution Uses NICE Contact Center Fraud Prevention Solution to Protect Customers and Reduce Fraud Losses, Dated September 11, 2013

99.3	Press Release: NICE to Showcase Latest NICE Situator and NiceVision Enhancements at ASIS 2013, Dated September 23, 2013

99.4	Press Release: NICE and UNICOM Government Help Miami International Airport Boost Safety and Security,Dated September 24, 2013

99.5	Press Release: NICE Wins Multi-Channel Customer Service Excellence Awards at Brazilian Industry Event CONAREC 2013, Dated September 24, 2013